Guru.Club LLC



Annual Report
2019

Annual Report 2019

Throughout this document, mentions of [COMPANY] refer to GURU.CLUB a LLC formed on July 26, 2017 in Boston (the "Company"). The Company's physical address is 142 Jericho Road, Scituate, MA 02066.

You may contact the Company by emailing sam@guru.club. This annual report is posted on the Company's website, www.guru.club. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Guru.Club LLC ("[COMPANY]" or "Company") is a limited liability company formed on July 26, 2017, in Boston. The Company's physical address is 142 Jericho Road, Scituate, MA 02066. The Company's web site may be accessed at www.guru.club.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Sam Malone

July 2017-Present   Founder and CEO of Guru.Club.

B.S. University of Kentucky, 4-year basketball player
Won Every Game Productions LLC, Founder, April 2015- July 2017

Justin DeVuono

July 2017-Present   Founder and COO of Guru.Club

A.B. Computer Science Secondary Psychology 2019 Harvard College Head Teaching Fellow for Dr. Henry Leitner - 2016

Peter Marathas

July 2017-Present   Founder and Full-Stack Software Engineer and Designer

B.S. Computer Science & Mathematics 2017 UMass Amherst Software QA Intern - Verizon Summer 2016 Web Developer - UMass Transit Services 2014 - 2017

Joe Malone

July 2017-Present   Founder and CIO of Guru.Club

B.A. Harvard University 1978, Massachusetts State Treasurer 1991-1999, Founder Malone & Malone LLC, business development consulting firm 2005-present

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

No person is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Guru.Club is an e-commerce app that empowers shoppers to earn cashback in exchange for sharing brand experiences on Instagram. Brands receive exposure, content, and word of mouth marketing. The ongoing plan is to market the software to brands, and give them the tools to activate their shoppers. Each time a Guru Club shopper posts an Instagram Story, Guru Club receives 5% of the total transaction.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently has 4 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

CERTAIN RISK FACTORS

1. There can be no assurance that the Company will achieve its strategic and operational objectives or that subscriber will receive any return on, or return of, subscriber's invested capital.

2. The Company is in the process of developing relationships with shoppers and hosts of its applications and products. The failure of the Company to identify and contract with these third parties on favorable terms and conditions may have an adverse impact on the business.

3. While the Company believes that it has ownership of its core intellectual property, there can be no assurances that third parties will not claim rights to such intellectual property and/or make claims that the intellectual property of the Company infringes upon the rights of such third party. In addition, there can be no assurance that the Company's intellectual property is sufficient for the intended uses and operations of the Company or that it will perform as intended.

4. The Company faces significant competition from a myriad of persons developing applications similar to the Company's. While the Company's proposed applications offer users an alternative to existing applications and products, once the Company's applications are available for use, there can be no assurance that users will opt use the Company's applications over those otherwise available to users.

5. You may not realize a return on your investment in the Company for a long period of time, if ever. There is no assurance that the Company will distribute any of its earnings to its Members. The Company may not generate cash flow until it affects a partial or complete financing, refinancing or sale. It is possible that the Company may not encounter favorable financing, refinancing or sale terms, thereby reducing or eliminating the return.

   We have a limited operating history on which you can evaluate our performance. We were incorporated under the laws of Massachusetts on July 26, 2017. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

6. We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we have generated limited revenue and intend to generate additional revenue in the future, we cannot assure you when or if we will be able to grow our revenues. Consequently, we rely on external financing to fund our operations.

7. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

8. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

9. Maintaining, extending and expanding our reputation and brand image are essential to our business success. In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

10. Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services.

Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

11. If we do not respond to technological changes or upgrade our application, website, and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our application and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing application, website and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

12. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of his or her investment.

13. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long- term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

14. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities that are offered for sale. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. You should be aware of the long-term nature of your investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

16. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. The Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity will be subject to dilution in an unpredictable amount. Such dilution may reduce your economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities

19. There is no present market for the Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $12.00 per share.

Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

The Founders currently own in excess of 75% of the fully-diluted equity and control the direction of the Company. In addition to the rights to appoint the members of the Board, the Company is not permitted to take certain significant actions without the prior written approval of Founders holding more than seventy-five percent (75%) of the Units held by the Founders (the "Super Majority Interest"). A new investor will have little to no influence on the management of the business.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The valuation used was consistent with the valuation used by the Company for the prior financing rounds.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

If the Board and the Super Majority Interest (the "Selling Members") propose to effect a sale of the Company, then any minority investors may be required to sell their Securities on the same terms and conditions as the Selling Members in accordance with the "drag along" provisions of the Operating Agreement. Investors may not have the ability to influence the approval or rejection of any such transaction.

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our membership interest units, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

The Founders control the board and decision making, not just the Super Majority Interest.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

1.1.   **GENERAL RESTRICTIONS ON TRANSFER.**

Each of the Members agrees that such Member will not Transfer all or any part of his, her or its Units without the prior written consent of the Board and without otherwise complying with the terms of this Article 9.

1.2.   **PERMITTED TRANSFERS.**

(a)   Subject to the provisions of Section 9.01 hereof, a Member may Transfer all or a portion of such Member's Units, without compliance with the terms of Section 9.04 or Section 9.05 and without the consent of the Board, to an Affiliate of such Member or for bona fide estate planning purposes by such Member to (i) any member of the immediate family of such Member or (ii) to a trustee or trustees of a trust or trusts for the benefit of a member of the immediate family of such Member (each, a "Permitted Transferee"); *provided that*, (x) the transferee agrees in writing to be bound by the terms of this Agreement, (y) such Transfer would not cause the LLC to be subject to taxation at the entity level for U.S. federal income tax purposes or cause the LLC to be treated as an association or "publicly traded partnership" taxable as a corporation and would not make the LLC ineligible for "safe harbor" treatment under section 7704 of the Code and the regulations promulgated there under, and (z) such Transfer would not preclude the LLC from re- porting its income for U.S. federal income tax purposes on a cash rather than an accrual basis, and no further Transfer shall thereafter be permitted hereunder except in compliance with Section 9.01, Section 9.04, Section 9.05 and/or Section 9.06. All costs and expenses of any Transfer con- template in this Section 9.02, including the reasonable attorneys' fees of the LLC, shall be borne by the transferring Member.

(b)   Notwithstanding the foregoing, no Member shall avoid the provisions of this Agreement by (i) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any such Permitted Transferee or (ii) by transferring the securities of any entity holding Units directly or indirectly.

(c)   Notwithstanding the foregoing, the Company (or its assigns) may, in the discretion of the Board, repurchase (i) Units held by the Founders in accordance with such Founder's Restricted Unit Purchase Agreement or similar agreement, and (ii) Incentive Units as provided in the applicable award agreement.

1.3. EFFECT OF TRANSFER.

(a)   If the Transferee is admitted as a Member or is already a Member, the Member Transferring its interest shall not be relieved of liability with respect to the Transferred interest arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferee affirmatively assumes such liability.

(b)   Any Person who acquires in any manner an interest or any part thereof in the LLC, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such interests to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such interest, including without limitation, the provisions hereof with respect to any subsequent Transfer of such interest, vesting and repurchase.

(c)   The LLC and the Members shall be entitled to treat the record owner of an interest in the LLC as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such interest has been received and accepted by the Board and recorded on the books of the LLC. The Board may refuse to accept and record an assignment until the end of the next successive monthly accounting period of the LLC.

(d)   Any Transfer in violation of any provisions of this Agreement shall be null and void and ineffective to Transfer any interest in the LLC and shall not be binding upon or be recognized by the LLC, and any such Transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time Transfer its interest in violation of any of the provisions of this Agreement, the LLC and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

1.4. DRAG ALONG RIGHT.

Notwithstanding Section 9.01, in the event a Super Majority Interest (the "Initiating Sellers") determines to sell or otherwise dispose of all or substantially all of the assets of the LLC or fifty percent (50%) or more of the Units of the LLC (a "Unit Sale"), in each case in a transaction constituting a change in control of the LLC, to any non Affiliate(s) of the LLC or any of the Initiating Sellers, or to cause the LLC to merge with or into or consolidate with any non-Affiliate(s) of the LLC or any of the Super Majority Interest (in each case, the "Drag Buyer") in a bona fide negotiated transaction (a "Sale"), each of the Members, including any of its successors as contemplated herein, shall be obligated to and shall upon the written request of the Initiating Sellers:

(a)   if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in Person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale and to vote in opposition to any and all other proposals that could delay or impair the ability of the LLC or the Initiating Sellers to consummate such Sale;

(b)   if such transaction is a Unit Sale, sell the same proportion of Units beneficially held by such Member of each class or series as is being sold by the Initiating Sellers to the Person to whom the Initiating Sellers propose to sell their Units, and, on the same terms and conditions as the Initiating Sellers (including with respect to indemnity obligations); provided, however, that the amount of consideration per Unit shall be determined in accordance with the relative rights to distributions of the Units under Section 8.1;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale as shall reasonably be requested by the LLC or the Initiating Sellers in order to carry out the terms and provision of this Section 9.04, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not deposit, and to cause their Affiliates to not deposit, except as provided in this Agreement, any Units of the LLC owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Sale;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale; and

(f)   if the consideration to be paid in exchange for the Units pursuant to this Section 9.04 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the LLC may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the LLC) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units.

Notwithstanding the forgoing, (i) no Member shall be required to make any representations or warranties in connection therewith other than with respect to title to the Units being conveyed and authority and such other customary seller representations (which all Members (including the Initiating Sellers) make), (ii) such Member's indemnification obligations, if any, are several and not joint, and such indemnification obligations (excluding indemnification with respect to such Member and its Units or contribution to an escrow) shall not exceed the amount of consideration received by such Member in such Sale and (iii) the Members participating in such Sale shall participate on the same terms and conditions as the Initiating Sellers, it being understood that all price terms shall be deemed material, giving effect to, and only to, the relative preferences of the Units, *provided that*, Members that are also officers and employees of the LLC may be required to execute and deliver an agreement containing covenants against competition and solicitation of employees.

In furtherance of the provisions of this Section 9.04, each Member irrevocably appoints the de- signee of the Initiating Sellers, as its agent and attorney-in-fact (the "Agent") (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any Sale under this Section 9.04 in the event that such Member is in breach of the provisions of this Section 9.04, and grants to the Agent a proxy to vote the Units held by the Member in favor of any Sale.

For the avoidance of doubt, the Initiating Sellers shall, in their sole discretion, decide whether or not to pursue, consummate, postpone or abandon any Sale and, subject to this Section 9.04, the terms and conditions thereof. No party shall have any liability to any other Member arising from, relating to or in connection with the pursuit consummation, postponement or abandonment of any Sale.

1.5.   **RIGHT OF FIRST REFUSAL.**

In the event that a Member (a "Transferring Member") receives a *bona fide* offer to purchase all or any portion of the Units held by such Member (a "Proposed Transaction") from a Person other than a Permitted Transferee and other than pursuant to transaction under Section 9.04, such Transferring Member may, subject to the provisions of Sections 9.01, 9.02 and 9.06 hereof, Transfer such Units pursuant to and in accordance with the following provisions of this Section 9.05:

(a)   The Transferring Member shall cause the Proposed Transaction and all of the terms thereof to be reduced to writing and shall promptly notify the Company and each Member (not including the Transferring Member) (the "Rights Holders") of such Transferring Member's desire to effect the Proposed Transaction and otherwise comply with the provisions of this Section 9.05 and, if applicable, Section 9.06 (such notice, the "Offer Notice"). The Transferring Member's Offer Notice shall constitute an irrevocable offer to sell all (but not less than all) of the Units which are the subject of the Proposed Transaction (the "Offered Units") to the Company and the Rights Holders, on the basis described below, at a purchase price equal to the price contained in, and on the same terms and conditions of, the Proposed Transaction. The Offer Notice shall be accompanied by a true copy of the Proposed Transaction (which shall identify the pro-posed buyer (the "Buyer") and all relevant information in connection therewith).

(b)   The Company shall have the first option to purchase all or a portion of the Offered Units. At any time within twenty (20) days after receipt by the Company of the Offer Notice (the "Company Option Period"), the Company may elect to accept the offer to purchase with respect to any or all of the Offered Units and shall give written notice of such election (the "Company Acceptance Notice") to the Transferring Member within the Company Option Period, which notice shall indicate the number of Units that the Company is willing to purchase. The Company Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Units covered by the Company Acceptance Notice. If the Company accepts the offer to purchase all of the Offered Units, the closing for such purchase of the Offered Units by the Company under this Section 9.05(b) shall take place within sixty (60) days following the expiration of the Company Option Period, at the offices of the Company or on such other date or at such other place as may be agreed to by the Transferring Member and the Company. If the Company fails to purchase all of the Offered Units by exercising its option under this Section 9.05(b) within the period provided, the Transferring Member shall so notify the Rights Holders promptly (the "Additional Offer Notice"), which Additional Offer Notice shall identify the Offered Units that the Company has failed to purchase (the "Remaining Units"). The Remaining Units shall be subject to the options granted to the Rights Holders pursuant to Section 9.05(c) below.

(c)   If the Company fails to purchase all of the Offered Units under Section 9.05(b) above, at any time within thirty (30) days after receipt by the Rights Holders of the Additional Offer Notice (the "Member Option Period"), each Rights Holder may elect to accept the offer to purchase with respect to any or all of the Remaining Units and shall give written notice of such election (the "Member Acceptance Notice") to the Transferring Member and each Rights Holder within the Member Option Period, which notice shall indicate the maximum number of Offered Units that the Rights Holder is willing to purchase, including the number of Offered Units it would purchase if one or more other Rights Holders do not elect to purchase their Pro Rata Fractions (as defined in paragraph (d) below). The Member Acceptance Notice shall constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Offered Units covered by the Member Acceptance Notice. If all Offered Units have been subscribed for purchase by the Company and/or Rights Holders, the closing under this Section 9.05(c) (along with the purchase by the Company of any Units under paragraph (b) above if the Company is purchasing less than all of the Offered Units) shall take place within thirty (30) days following the expiration of Member Option Period, at the offices of the Company or on such other date or at such other place as may be agreed to by the Management Transferring Member and such Rights Holders. The Transferring Member shall notify the Rights Holders promptly if any Rights Holder fails to offer to purchase all of its Pro Rata Fraction (as defined below).

(d)   Upon the expiration of the Member Option Period, the number of Offered Units to be purchased by each Rights Holder shall be determined as follows: (i) first, there shall be al- located to each Rights Holder electing to purchase, a number of Offered Units equal to the lesser of (A) the number of Offered Units as to which such Rights Holder accepted as set forth in its respective Member Acceptance Notice or (B) such Rights Holder's Pro Rata Fraction and (ii) second, the balance, if any, not allocated under clause (i) above, shall be allocated to those Rights Holders who within the Member Option Period delivered a Member Acceptance Notice that set forth a number of Offered Units that exceeded their respective Pro Rata Fractions, in each case on a pro rata basis in proportion to the number of Units held by each such Rights Holder up to the amount of such excess. A Rights Holder's "Pro Rata Fraction" shall be equal to the product obtained by multiplying the total number of Remaining Units by a fraction, the numerator of which is the total number of Units owned by such Rights Holder, and the denominator of which is the total number of Units held by all Rights Holders, in each case as of the date of the Offer Notice.

(e)   In the event that the Company and the Rights Holders do not elect to exercise the rights to purchase under this Section 9.05 with respect to all of the Offered Units proposed to be sold, the Transferring Member shall be free to sell all of the Offered Units to the Buyer on the terms and conditions set forth in the Offer Notice, subject to the provisions of Sections 9.03 and 9.06. Promptly after such Transfer, the Transferring Member shall notify the Company, which in turn shall promptly notify all the Rights Holders, of the consummation thereof and shall furnish such evidence of the completion and time of completion of the Transfer and of the terms thereof as may reasonably be requested by the Board. Prior to the effectiveness of any Transfer to a Buyer hereunder, such Buyer shall have agreed in writing to be bound by this Agreement in the same manner as the transferor, and such Buyer shall have all the rights and obligations hereunder as if such Buyer were a Member. If the Transferring Member's sale to a Buyer is not consummated in accordance with the terms of the Proposed

Transaction on or before sixty (60) calendar days after the latest of: (i) the expiration of the Company Option Period, (ii) the expiration of the Member Option Period, (iii) the expiration of the CoSale Election Period set forth in Section 9.06 below, if applicable, and (iv) the satisfaction of all governmental approval or filing requirements, the Proposed Transaction shall be deemed to lapse, and any Transfers of Offered Units pursuant to such Proposed Transaction shall be in violation of the provisions of this Agreement unless the Transferring Member sends a new Offer Notice and once again complies with the provisions of this Section 9.05 with respect to such Proposed Transaction.

1.6.   **TAG ALONG RIGHTS.**

In the event that a Transferring Member entertains an offer to purchase all or any portion of the Units held by such Member from any other Person that is not an Affiliate of such Member that is not subject to Section 9.04, and the Company and/or the Rights Holders do not exercise their rights under Section 9.04 with respect to all of the Units proposed to be so Transferred in connection with any Proposed Trans- action, the Transferring Member may Transfer such Units pursuant to and in accordance with the following provisions of this Section 9.06:

(a)   Co-Sale Notice. At least ten (10) days prior to the Proposed Transaction the Transferring Member shall provide notice to all other Members (the "Co-Sale Notice") of the right to participate in the Proposed Transaction on a pro rata basis with the Transferring Member (the "Co-Sale Option"). Such Co-Sale Notice shall include the number and class of Units to be Transferred, the price and other material terms of such Proposed Transaction. To the extent the Members exercise their Co-Sale Option in accordance with this Section 9.06, the number and class of Units that the Transferring Member may Transfer in the Proposed Transaction shall be correspondingly reduced.

(b)   Member Acceptance. Each of the Members shall have the right to exercise its Co-Sale Option by giving written notice of such intent to participate (the "Co-Sale Acceptance Notice") to the Transferring Member within five (5) days after receipt of the Co-Sale Notice (the "Co-Sale Election Period"). Each Co-Sale Acceptance Notice shall indicate the maximum number of Units of the applicable class subject thereto which such Member wishes to sell. Any participating Member shall participate in such transaction at the same price and on substantially the same terms and conditions as the Transferring Member.

(c)   Allocation of Units. Each Member shall have the right to sell a portion of its Units of the same class to be sold by the Transferring Member pursuant to the Proposed Transaction which is equal to or less than the product obtained by multiplying the total number of Units of such class available for sale to the Buyer subject to the Proposed Transaction by a fraction, the *numerator* of which is the total number of Units of such class owned by such Member and the *denominator* of which is the total number of Units or such class held by all Members, including the Transferring Member, as of the date of the Offer Notice.

(d)   Co-Sale Closing. Within ten (10) calendar days after the end of the Co-Sale Election Period, the Transferring Member shall promptly notify each participating Member of the number of Units of each class held by such Member that will be included in the sale and the date on which the Proposed Transaction will be consummated, which shall be no later than the later of (i) thirty (30) calendar days after the end of the Co-Sale Election Period and (ii) the satisfaction of any governmental approval or filing requirements, if any. At the time of consummation of the Proposed Transaction, the Buyer shall remit directly to each participating Member that portion of the sale proceeds to which the participating Member is entitled by reason of its participation with respect thereto. No Units may be purchased by the Buyer from the Transferring Member unless the Buyer simultaneously purchases from the participating Members all of the Units that they have elected to sell pursuant to this Section 9.06.

(e)   Liability of Participating Members. No Member shall be required to make any representations or warranties or to provide any indemnities in connection therewith other than with respect to title to the Units being conveyed and authority and such other customary seller representations (which all selling Members (including the Transferring Member) make).

(f)   Sale to Third Party. Any Units held by a Transferring Member that are the subject of the Proposed Transaction and that the Transferring Member desires to Transfer following compliance with this Section 9.06, may be sold to the Buyer only during the period specified in Section 9.06(d) and only on terms no more favorable to the Transferring Member than those contained in the Offer Notice. Promptly after such Transfer, the Transferring Member shall notify the LLC, which in turn shall promptly notify all the Members, of the consummation thereof and shall furnish such evidence of the completion and time of completion of the Transfer and of the terms thereof as may reasonably be requested by the Board. Prior to the effectiveness of any Transfer to a Buyer hereunder, such Buyer shall have joined this Agreement, and such Buyer shall have all the rights and obligations hereunder as if such Buyer were a Member. In the event that the Pro- posed Transaction is not consummated within the period required by this Section 9.06 or the Buyer fails timely to remit to each participating Member its respective portion of the sale proceeds, the Proposed Transaction shall be deemed to lapse, and any Transfer of Units pursuant to such Proposed Transaction shall be in violation of the provisions of this Agreement unless the Transferring Member sends a new Offer Notice and once again complies with the provisions of Sections 9.05 and 9.06 with respect to such Proposed Transaction.

1.7.   TERMINATION.

The obligations under this Article 9 shall terminate upon the closing of the LLC's (or a Successor Corporation's) first underwritten public offering pursuant to an effective registration statement under the Securities Act (an "IPO").

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Liabilities

The Company has incurred material liabilities with no operational profit, and has generally relied on investors and related-party financing sources to advance funds. The Company currently owes third parties approximately $50,000 in the aggregate. The Company expects to utilize a portion of the capital received from the Investor to satisfy these liabilities, which will reduce the amount available to the Company for marketing and other future business purposes.

Bridge Loan Conversion

In addition, the Company owes two of its Founders approximately $51,000 in the aggregate for certain bridge loans made over the past 15 months. The Company has agreed with the Founders to convert those obligations into Units on the same terms and conditions applicable to, and concurrently with the closing of, the purchase and sale of the Units under the Agreement.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering: 09/2017

Exemption: Section 4(a)(2)

Securities Offered: Membership Units

Amount Sold: $100,000

Use of Proceeds: Develop Product

Date of Offering: 03/2018

Exemption: Section 4(a)(2)

Securities Offered: Membership Units

Amount Sold: $200,000

Use of Proceeds: Product development and operating expenses

Date of Offering: 04/2018

Exemption: Section 4(a)(2)

Securities Offered: Membership Units

Amount Sold: $300,000

Use of Proceeds: Product development and operating expenses

Date of Offering: 10/2019

Exemption: Section 4(a)(6)

Securities Offered: Membership Units

Amount Sold: $28,697

Use of Proceeds: Product development and operating expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Our loss for the year ended December 31, 2019 totaled $228,298, as compared to a loss of $522,082 for the year ended December 31, 2018. The cost savings resulted mostly from a decrease in contract labor and payroll expenses. As development of the product wound down, the Company was able to realize cost savings on labor and other overhead costs. For 2019, salaries and wages totaled $72,440, contract labor totaled $22,925 and guaranteed payments totaled $35,400. The other major expenses were professional fees of $54,851 and marketing and promotional expense of $13,333.

Our losses were funded primarily by member contributions of $207,660 in 2019 and $435,200 in 2018.

As 2020 begins, we have repositioned guru.club as a payment and rewards system. While the concept is still the same, our vision has expanded to make the guru.club payment option more readily available to brands and consumers. Customers are able to discover cashback offers directly from our brand clients' websites, and redeem them without having to download the guru.club mobile app. This approach allows us to expand our customer base and eliminate our largest projected expense - customer acquisition.

As we prepare for this next phase of growth, we've enlisted the help of Getfused, a Boston-based, full-service marketing agency. Getfused has a technical background in e-commerce and specializes in brand and marketing development. Getfused will work alongside guru.club to execute a comprehensive brand and marketing strategy as we launch these new features in Q2 2020.

In order to expand our reach, we will rely on additional capital contributions to sustain operations and fund customer acquisition. The Company's future profitability depends on economies of scale, making it imperative that we expand our customer base. It is necessary that we access additional capital in order to fund operations.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

[COMPANY] has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

[COPMANY] will file a report electronically with the SEC annually and post the report on its web site ([WEBSITE]) no later than 120 days after the end of each fiscal year covered by the report.


GURU.CLUB LLC

BALANCE SHEETS - UNAUDITED

DECEMBER 31, 2019 AND 2018


	2019	2018
CURRENT ASSETS		
Cash	$ 574	$ 122
Employee Loan Receivable	118	-
Total Current Assets	692	122
FIXED ASSETS, AT COST		
Equipment	1,170	1,170
Less Accumulated Depreciation	(429)	(195)
Net Fixed Assets	741	975
INTANGIBLE ASSETS		
Website Development Costs	2,700	2,700
Less Accumulated Amortization	(1,800)	(900)
Total Intangible Assets	900	1,800
TOTAL ASSETS	$ 2,333	$ 2,897
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	24,054	3,000
Employee Loans	-	11,360
Loans from Members	18,400	9,520
Payroll Liabilities	29,022	27,522
Total Current Liabilities	71,476	51,402
MEMBERS' EQUITY	(69,143)	(48,505)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,333	$ 2,897

GURU.CLUB LLC

STATEMENTS OF CASH FLOWS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (228,298)	$ (522,082)
Adjustments to reconcile net income		
to net cash (used by) operations:		
Depreciation and Amortization	1,134	1,095
Increase in:		
Employee Loan Receivable	(118)	-
Accounts Payable and Accrued Expenses	21,054	3,000
Employee Loans	(11,360)	20,880
Loans from Members	8,880	-
Payroll Liabilities	1,500	27,522
NET CASH (USED) BY OPERATING ACTIVITIES	(207,208)	(469,585)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment	-	(1,170)
NET CASH (USED) BY INVESTING ACTIVITIES	-	(1,170)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions	207,660	435,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	207,660	435,200
NET INCREASE (DECREASE) IN CASH	452	(35,555)
CASH AT BEGINNING OF YEAR	122	35,677
CASH AT END OF YEAR	$ 574	$ 122
SUPPLEMENTAL DISCLOSURES		
Cash Paid During the Year for:		
Interest	$ 365	$ 3

GURU.CLUB LLC

STATEMENTS OF MEMBERS' EQUITY - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
MEMBERS' EQUITY AT BEGINNING OF YEAR	(48,505)	38,377
NET INCOME (LOSS)	(228,298)	(522,082)
CAPITAL CONTRIBUTIONS	207,660	435,200
MEMBERS' EQUITY AT END OF YEAR	$ (69,143)	$ (48,505)

GURU.CLUB LLC

STATEMENTS OF OPERATIONS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
GROSS REVENUE	$ 2,980	$ 3,311
OPERATING EXPENSES		
Bank & Credit Card Charges	874	132
Charitable Contributions	-	1,775
Contract Labor	22,925	211,300
Depreciation & Amortization	1,134	1,095
Filing Fees	15	520
Guaranteed Payments	35,400	-
Marketing & Promotional Expense	13,333	29,983
Meals & Entertainment	3,577	4,140
Office Supplies & Expense	1,289	3,846
Payroll Taxes	8,260	15,168
Penalties	1,500	-
Professional Fees	54,851	9,524
Rent Expense	2,930	43,183
Salaries & Wages	72,440	166,793
Seminars & Conferences	970	16,415
Travel Expense	4,601	8,314
Utilities	-	1,409
Web Presence & Storage	6,814	11,793
Total Operating Expenses	230,913	525,390
INCOME (LOSS) FROM OPERATIONS	(227,933)	(522,079)
OTHER EXPENSE		
Interest Expense	365	3
Total Other Expense	365	3
NET INCOME (LOSS)	$ (228,298)	$ (522,082)

GURU.CLUB LLC

BALANCE SHEET - UNAUDITED

DECEMBER 31, 2018 AND 2017

	2018	2017
CURRENT ASSETS		
Cash	$ 122	$ 35,677
Total Current Assets	122	35,677
FIXED ASSETS, AT COST		
Equipment	1,170	-
Less Accumulated Depreciation	(195)	-
Net Fixed Assets	975	-
INTANGIBLE ASSETS		
Website Development Costs	2,700	2,700
Less Accumulated Amortization	(900)	-
Total Intangible Assets	1,800	2,700
TOTAL ASSETS	$ 2,897	$ 38,377
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	3,000	-
Employee Loans	20,880	-
Payroll Liabilities	27,522	-
Total Current Liabilities	51,402	-
MEMBERS' EQUITY	(48,505)	38,377
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,897	$ 38,377

STATEMENT OF CASH FLOWS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (522,082)	$ (61,723)
Adjustments to reconcile net income		
to net cash (used by) operations:		
Depreciation and Amortization	1,095	-
Increase in:		
Accounts Payable and Accrued Expenses	3,000	-
Employee Loans	20,880	-
Payroll Liabilities	27,522	-
NET CASH (USED) BY OPERATING ACTIVITIES	(469,585)	(61,723)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment	(1,170)	-
Development of Intangible Assets	-	(2,700)
NET CASH (USED) BY INVESTING ACTIVITIES	(1,170)	(2,700)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions	435,200	100,100
NET CASH PROVIDED BY FINANCING ACTIVITIES	435,200	100,100
NET INCREASE (DECREASE) IN CASH	(35,555)	35,677
CASH AT BEGINNING OF YEAR	35,677	-
CASH AT END OF YEAR	$ 122	$ 35,677
SUPPLEMENTAL DISCLOSURES		
Cash Paid During the Year for:		
Interest	$ 3	$ -

GURU.CLUB LLC

STATEMENT OF MEMBERS' EQUITY - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
MEMBERS' EQUITY AT BEGINNING OF YEAR	38,377	-
NET INCOME (LOSS)	(522,082)	(61,723)
CAPITAL CONTRIBUTIONS	435,200	100,100
MEMBERS' EQUITY AT END OF YEAR	$ (48,505)	$ 38,377


GURU.CLUB LLC

STATEMENT OF OPERATIONS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017


	2018	2017
GROSS REVENUE	$ 3,311	$ -
OPERATING EXPENSES		
Bank & Credit Card Charges	132	3
Charitable Contributions	1,775	-
Contract Labor	211,300	60,666
Depreciation & Amortization	1,095	-
Filing Fees	520	-
Marketing & Promotional Expense	29,983	-
Meals & Entertainment	4,140	777
Office Supplies & Expense	3,846	77
Payroll Taxes	15,168	-
Professional Fees	9,524	-
Rent Expense	43,183	-
Salaries & Wages	166,793	-
Seminars & Conferences	16,415	-
Travel Expense	8,314	6
Utilities	1,409	32
Web Presence & Storage	11,793	162
Total Operating Expenses	525,390	61,723
OPERATING (LOSS)	(522,079)	(61,723)
OTHER EXPENSE		
Interest Expense	3	-
Total Other Expense	3	-
NET INCOME (LOSS)	$ (522,082)	$ (61,723)